Amendment BB 6/19

09041856

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 6 2009
DIVISION OF MARKET REGULATION

STATES
HANGE COMMISSION
, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III (A)

SEC FILE NUMBER
8- 65173

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Professional Trading Services Brokerage, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125C Gaither Drive East Gate Business Center
(No. and Street)

Mt. Laurel (City) New Jersey (State) 08054 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard W. Schank 856-802-9400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Romeo & Chiaverelli, LLC CPA's
(Name – if individual, state last, first, middle name)

1601 Walnut Street, Suite 815 (Address) Philadelphia (City) PA (State) 19102 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

PTS BROKERAGE, LLC
STATEMENT OF INCOME AND EXPENSES

YEAR ENDED DECEMBER 31, 2008

REVENUE	
Commissions	$659,033
Investment advisory fees	422,258
Other income	16,420
Total revenue	1,097,711
OPERATING EXPENSES	
Employee compensation and benefits	737,108
Occupancy	2,623
Regulatory fee	17,043
Other expenses	16,838
Total operating expenses	773,612
NET INCOME	$ 324,099

PTS BROKERAGE, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2008

Member's equity, beginning of year	$ 436,814
Add: Net Income	324,099
Less: Distribution of member capital	(377,050)
Member's equity, end of year	$ 383,863

The accompanying notes are an integral part of these financial statements